BONANZA GOLDFIELDS CORP.

736 East Braeburn Drive

Phoenix, AZ  85022

(602-488-4958)

Via Edgar

September 9, 2008

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Request for acceleration of the effective date of the Registration Statement on Form S-1 of BONANZA GOLDFIELDS CORP.

Filed July 11, 2008 (last amended August 19, 2008)

File No. 333-152273

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of BONANZA GOLDFIELDS CORP. be declared effective on Friday, September 12, 2008 at 4:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

BONANZA GOLDFIELDS CORP. acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 602-488-4958 or our attorney, Joseph I. Emas at 305-531-1174.

Yours truly,

BONANZA GOLDFIELDS CORP.

By   /s/ Chris Tomkinson

Chris Tomkinson

Principal Executive Officer